Exhibit 99.1

Virax Biolabs Announces Distribution Agreement with Europa Biosite to Commercialize ImmuneSelect in the United Kingdom and Ireland

LONDON, October 23, 2024 /PRNewswire/ -- Virax Biolabs Group Limited (NASDAQ: VRAX) ("Virax" or the "Company"), an innovative biotechnology company focused on the detection of immune responses and diagnosis of viral diseases, today announced that it has entered into a distribution agreement with Europa Biosite to commercialize the company’s ImmuneSelect Research Use portfolio in the United Kingdom and Ireland through its wholly owned subsidiary Cambridge Bioscience.

“ImmuneSelect is an important suite of profiling solutions for assessing adaptive immunity and we are pleased to partner with Europa Biosite, a leader in life science distribution across Europe,” said James Foster, CEO of Virax Biolabs. “We believe this partnership will meaningfully expand our commercial footprint in the UK and Ireland and make ImmuneSelect accessible to researchers and pharmaceutical companies as they work to better understand the role of T cell response and immune status.”

“We are happy to partner with innovative companies like Virax Biolabs,” commented Martijn Blommaart, Director of Supplier Development at Europa Biosite. “We look forward to leveraging our commercial infrastructure to quickly deliver and provide local technical support to ensure that ImmuneSelect is available in the UK & Ireland”

About ImmuneSelect

ImmuneSelect is the Company's portfolio of research products dedicated to investigating adaptive immunity. Products within the ImmuneSelect brand are for research and investigational use only and are not intended to be used as a diagnostics tool. The ImmuneSelect portfolio includes peptide pools covering epitopes from pathogens, optimized for the stimulation of T cells. The initial offerings include pools for SARS-CoV-2, SARS-CoV-2 MHC-1 ("CD8"), Lyme Disease, Cytomegalovirus ("CMV"), Respiratory Syncytial Virus ("RSV") and Epstein-Barr Virus ("EBV"), which continue to be regularly expanded. ImmuneSelect's Recombinant Antibodies target cytokines and biomarkers, and they are available in different versions unconjugated to be tested on a range of applications including Flow Cytometry, ELISA and ELISpot/Fluorospot. ImmuneSelect is affordable, easy to use, and is compatible with most standard laboratory equipment.

About Europa Biosite

Europa Biosite is a European supplier of life science products and services, composed of six leading distribution companies: Biomol in Germany, Cambridge Bioscience in the UK and Ireland, LubioScience in Switzerland, Nordic Biosite in the Nordics and Baltics, Sanbio in Benelux and Szabo-Scandic in Austria. The group has a portfolio of over 5 million products, representation in 16 European countries and a highly skilled team of over 150 employees. Europa Biosite is the optimal gateway into the European life science market, maximising sales growth through locally tailored solutions and close supply partnerships.

For more information, please visit https://www.europabiosite.com/.

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is an innovative biotechnology company focused on the detection of immune responses to and diagnosis of viral diseases. Virax Biolabs Group Limited is currently developing T-Cell-based test technologies with the intention of providing an immunology profiling platform. T-Cell testing can be particularly effective in the diagnosis and therapeutics of post-viral syndromes such as Long COVID and other chronic conditions linked to immune dysregulation.

For more information, please visit www.viraxbiolabs.com.

Investor Relations Contact:
Russo Partners, LLC
Nic Johnson
12 West 27th Street
4th Floor
New York, NY 10001
M: 303-482-6405
nic.johnson@russopartnersllc.com